UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-00724

Valley Ridge Financial Corp.
(Exact name of registrant as specified in its charter)

450 West Muskegon Avenue
Kent City, Michigan 49330
(616) 678-5911
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or
15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[x]
Rule 12h-3(b)(1)(i)	[x]

          Approximate number of holders of record as of the certification or notice date: 268

          Pursuant to the requirements of the Securities Exchange Act of 1934, Valley Ridge Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 26, 2003	By /s/ Michael E. McHugh
Michael E. McHugh Secretary and Treasurer